UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 1, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	28/02/2013

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Eastern Airlines Corporation Limited (the “Company”)
Date Submitted	01/03/2013

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	00670	Description :	H Shares

		No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month		3,494,325,000	RMB1.00	RMB3,494,325,000

Increase/(decrease)		N/A		N/A

Balance at close of the month		3,494,325,000	RMB1.00	RMB3,494,325,000

(2) Stock code :	600115	Description :	A Shares

		No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month		7,782,213,860	RMB1.00	RMB7,782,213,860

Increase/(decrease)		N/A		N/A

Balance at close of the month		7,782,213,860	RMB1.00	RMB7,782,213,860

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares

Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (State currency) :	RMB11,276,538,860

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	3,494,325,000	7,782,213,860	N/A	N/A

Increase/ (decrease) during the month	N/A	N/A	N/A	N/A

Balance at close of the month	3,494,325,000	7,782,213,860	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
(dd/mm/yyyy) and class of shares issuable	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)
Total funds raised during the month from exercise of options (State currency)

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total B. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

For Main Board and GEM listed issuers

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

On 11 September 2012, 中國東方航空集團公司China Eastern Air Holding Company (“CEA Holding”) and 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) (“CES Finance”) entered into an A shares subscription agreement with the Company, pursuant to which: (a) CEA Holding agrees to, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A Shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance agrees to, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A Shares with a total subscription price of RMB1,499,999,999.44. (“A Share Subscription”).

An extraordinary general meeting (“EGM”) of the Company was held on 9 November 2012 where the shareholders have approved the above-mentioned A Share Subscription.

	A shares (Note 1)	NIL	698,865,000

2.	On 11 September 2012, 東航國際控股（ 香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (“CES Global”) entered into a H shares subscription agreement with the Company, pursuant to which, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H Shares with a total subscription price of HK$1,621,366,800 (“H Share Subscription”).

	The EGM was held on 9 November 2012 where the shareholders have approved the above-mentioned H Share Subscription.

	H shares (Note 1)	NIL	698,865,000

3.

	( / / )
	shares (Note 1)

	Total D. (Ordinary shares)	NIL
	(Preference shares)
	(Other class)

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

Class of shares issuable
(Note 1)

1. Rights issue	At price :	State	Issue and allotment	( / / )
		currency	date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

2. Open offer	At price :	State	Issue and allotment	( / / )
		currency	date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

3. Placing	At price :	State	Issue and allotment	( / / )
		currency	date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

4. Bonus issue			Issue and allotment	( / / )
date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

Class of shares issuable
(Note 1)

5. Scrip dividend	At price :	State	Issue and allotment	( / / )
		currency	date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares
repurchased (Note 1)

6. Repurchase of			Cancellation date :	( / / )
shares			(dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares
redeemed (Note 1)

7. Redemption of			Redemption date :	( / / )
shares			(dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

8. Consideration	At price :	State	Issue and allotment	( / / )
issue		currency	date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

9. Capital			Issue and allotment	( / / )
reorganisation			date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

Class of shares issuable
(Note 1)

10. Other	At price :	State	Issue and allotment	( / / )
(Please specify)		currency	date : (dd/mm/yyyy)

			EGM approval date:	( / / )
(dd/mm/yyyy)

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

  For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	WANG JIAN

Title:	JOINT COMPANY SECRETARY
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.